Norske Skog

Lysaker, 2005-10-21

United States Securities and Echange Commission
Washington DC 20549

USA

SUPPL

05012204

Information - file 82-5226

We have not sent anything to you in 2005, we apologize for that but if you are interested in our press releases, please find them on our web site: www.norske-skog.com.

If this is not acceptable, please contact me on the following:

Office:	+47 67 59 90 12
Mobile:	+47 95 85 12 07
Fax:	+47 67 59 91 80
E-mail.	heidi.lesjo@norskeskog.com

Yours faithfully
Norske Skogindustrier ASA
Shareholders' Register

Heidi Lesjø

PROCESSED
NOV 0 1 2005
THOMSON
FINANCIAL

Oksenøyveien 80
Postboks 329

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81